UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013.

Commission File Number 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zilian Road, Xinshi Dist., Tainan City 74148, Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    X      Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Himax Technologies, Inc.

Innolux Corporation (“Innolux”) ceased to be a shareholder of Himax Technologies, Inc. (“Himax” or “Company”) after the closing on June 19, 2013 of the sale by Innolux of 25,399,753 American Depositary Shares. Mr. Tien-Jen Lin, a director of the Company and Innolux’s appointed representative on our board of directors, resigned from Himax’s board of directors effective June 28, 2013. Mr. Lin’s resignation is not the result of any dispute or disagreement relating to the Company’s operations, policies or practices. Himax’s current board of directors is reviewing qualifications of candidates for a new independent director for formal shareholders’ approval at the Company’s next annual general meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himax Technologies, Inc. (Registrant)
Date: June 28, 2013	By:	/s/ JACKIE CHANG
Jackie Chang
Chief Financial Officer